October 3, 2018

Jeffrey B. Shealy
Chief Executive Officer
Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite A
Huntersville, North Carolina 28078

       Re: Akoustis Technologies, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2018
           File No. 333-227637

Dear Mr. Shealy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Sean M. Jones, Esq.